Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Information

Defined terms included below shall have the same meaning as terms defined and included elsewhere in the proxy statement furnished to the SEC on July 16, 2025 and, if not defined in the proxy statement, in the Form 20-F filed with the SEC on April 30, 2025.

Introduction

The following unaudited pro forma condensed combined financial information present the combination of the financial information of Plutus Financial Group Limited (“Plutus” or the “Company”) and Choco Up Group Holdings Limited (“Choco Up”) adjusted to give effect to the Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The Company and Choco Up have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed consolidated statements of financial position as of December 31, 2024 were derived from and should be read in conjunction with the following historical financial information, giving effect to the Business Combination as if it had been consummated on the consolidated statements of financial position:

-	the Company’s audited consolidated balance sheet as of December 31, 2024, as included in the report on Form 20-F filed with the SEC on April 30, 2025;

-	Choco Up’s audited consolidated statements of financial position as of December 31, 2024, as included in the report on Form 6-K furnished to the SEC on September 29, 2025.

The unaudited pro forma condensed consolidated statements of financial position as of March 31, 2025 were derived from and should be read in conjunction with the following historical financial information, giving effect to the Business Combination as if it had been consummated on the consolidated statements of financial position:

-	the Company’s unaudited consolidated balance sheet as of March 31, 2025, as included elsewhere in this report;

-	Choco Up’s unaudited consolidated statements of financial position as of March 31, 2025, as included elsewhere in this report.

The unaudited pro forma condensed consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024, has been prepared using the following historical financial information, as if it had been consummated on January 1, 2024:

-	the Company’s audited consolidated statements of comprehensive loss for the year ended December 31, 2024, as included in the report on Form 20-F filed with the SEC on April 30, 2025;

-	Choco Up’s audited consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024, as included in the report on Form 6-K furnished to the SEC on September 29, 2025.

The unaudited pro forma condensed consolidated statements of profit or loss and other comprehensive income for the three months ended March 31, 2025, has been prepared using the following historical financial information, as if it had been consummated on January 1, 2025:

-	the Company’s unaudited consolidated statements of comprehensive loss for the three months ended March 31, 2025, as included elsewhere in this report;

-	Choco Up’s unaudited consolidated statements of profit or loss and other comprehensive income for the three months ended March 31, 2025, as included elsewhere in this report.

Description of the Business Combination

Pursuant to the agreement and plan of merger, dated as of July 9, 2025 (the “Merger Agreement”) by and among the Company, Coders Merger Sub Limited (“Merger Sub”), a Cayman Islands exempted company and a direct, wholly owned subsidiary of Plutus and Choco Up Group Holdings Limited (“Choco Up”), a Cayman Islands exempted company and the holding entity of Choco Up’s flexible financing solution business, Merger Sub will merge with and into Choco Up, with Choco Up continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Merger”), and the shareholders of Choco Up will exchange all of the issued and outstanding share capital of Choco Up for a mixture of newly issued Class A and Class B ordinary shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933.

Following the consummation and as a result of the Merger, Choco Up’s business will be wholly owned by the Company. Upon completion of the Merger, the Choco Up shareholders and Plutus shareholders, in each case, immediately prior to the Merger, will own approximately 73.47% and 26.53%, respectively, of the outstanding shares of the combined company, or 74.68% and 25.32% voting power, respectively.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse acquisition (reverse merger) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of Choco Up having a majority of the voting power of the post-combination company, and the relative valuation of Choco Up compared to the Company. Accordingly, for accounting purposes, the Business Combination using the acquisition method of accounting in reverse acquisition will be treated as if the equivalent of Choco Up issuing shares for the acquisition of the Company, accompanied by a recapitalization. Goodwill as of the balance sheet date is measured as the excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired. The fair values assigned to the Company’s net tangible and identifiable intangible assets acquired and liabilities assumed are determined by the net asset values of net tangible and identifiable intangible assets acquired and liabilities. The estimated fair values of these assets acquired and liabilities assumed are considered preliminary. The final purchase consideration and the allocation of the purchase consideration will differ from that reflected in the unaudited pro forma condensed combined financial information, and amounts would be finalized following the completion of the acquisition.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is prepared under IFRS and presented in US$, reflecting the accounting basis of the accounting acquirer, Choco Up rather than the legal acquirer, the Company. The Company’s financials have been converted to IFRS, with no material differences requiring separate reconciliation. The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma condensed consolidated statements of profit or less and other comprehensive income, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. Choco Up and the Company have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial information includes re-designation of all PLUT Ordinary Shares in the authorized share capital of PLUT to be re-designated as New Ordinary Shares immediately prior to the Effective Time, the issuance of 37,043,500 Class A Ordinary Shares of the Company and 5,456,500 Class B Ordinary Shares of the Company to the shareholders of Choco Up, which is calculated based on the number of outstanding PLUT equity securities as of July 9, 2025.

PRO FORMA CONDENSED consolidated statements of financial position

AS OF DECEMBER 31, 2024

(UNAUDITED)

	(A)	(B)
(US$’000, except share data and per share data, or otherwise noted)	Plutus Financial Group Limited	Choco Up Group Holdings Limited	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets
Non-current assets:
Goodwill	-	-	-	26,825	(2)	26,825
Intangible asset, net	77	-	77	-		77
Property and equipment, net	124	55	179	-		179
Right-of-use assets	268	148	416	-		416
Deferred tax assets	397	-	397	-		397
Refundable deposit	58	-	58	-		58
Total non-current assets	924	203	1,127	26,825		27,952

Current assets:
Financial Assets	-	20,086	20,086	-		20,086
Loans to customers, net of allowance of US$1,225,000 as of December 31, 2024	2,047	-	2,047	-		2,047
Receivables from:	-	-	-	-		-
Customers, net of allowance of US$1,000 as of December 31, 2024	21	-	21	-		21
Customers - related parties, net of allowance of US$1,000 as of December 31, 2024	44	-	44	-		44
Broker-dealers, net of allowance of US$1,000 as of December 31, 2024	34	-	34	-		34
Clearing organization, net of allowance of nil as of December 31, 2024	90	-	90	-		90
Prepaid expenses and other current assets	706	410	1,116	-		1,116
Amount due from related parties	52	4,954	5,006	-		5,006
Income tax recoverable	89	156	245	-		245
Cash segregated for regulatory purpose	1,283	-	1,283	-		1,283
Cash and cash equivalents	3,942	1,914	5,856	2,090	(1)	7,946
Total current assets	8,308	27,520	35,828	2,090		37,918
TOTAL ASSETS	9,232	27,723	36,955	28,915		65,870

Liabilities and shareholders’ equity
Current liabilities:
Payables to:
Customers	632	-	632	-		632
Customers - related parties	699	-	699	-		699
Clearing organizations	3	-	3			3
Accruals and other current liabilities	346	1,926	2,272	-		2,272
Accrued commission expense	170	-	170	-		170
Lease liabilities - current	146	93	239	-		239
Loan & Interest Payable – current	-	19,678	19,678			19,678
Income taxes payable	-	37	37	-		37
Total current liabilities	1,996	21,734	23,730	-		23,730

NET CURRENT ASSETS	6,312	5,786	12,098	2,090		14,188

Non-current liabilities:
Lease liabilities	128	57	185	-		185
Loan & Interest Payable	-	10,151	10,151	-		10,151
Total non-current liabilities	128	10,208	10,336	-		10,336
TOTAL LIABILITIES	2,124	31,942	34,066	-		34,066

Shareholders’ equity
Share capital	1	50	51	(49)	(2)	2
Other reserve	-	2,042	2,042	-		2,042
Additional paid-in capital	8,130	-	8,130	-		36,071
	-	-	-	2,090	(1)
	-	-	-	(10,220)	(2)
	-	-	-	36,071	(2)
Accumulated deficit	(1,023)	(6,313)	(7,336)	1,023	(2)	(6,313)
Exchange Reserve	-	2	2	-		2
Total shareholders’ equity	7,108	(4,219)	2,889	28,915		31,804

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,232	27,723	36,955	28,915		65,970

NET ASSETS	7,108	(4,219)	2,889	28,915		31,804

NET TANGIBLE ASSETS	6,763	(4,367)	2,396	2,090	(3)	4,486

(A)	Derived from the Company’s unaudited consolidated balance sheets as of December 31, 2024
(B)	Derived from the unaudited consolidated statements of financial position of Choco Up Group Holdings Limited of December 31, 2024
(1)	To reflect the shareholders’ equity position as of the July 9, 2025 which include the issuance of 1,100,000 Company’s shares at US$1.90 per share in June 2025 which is part of the closing condition of the transaction.
(2)	To reflect recapitalization of Choco Up through (a) the contribution of all share capital in Choco Up to the Company, (b) the issuance of 42,500,000 Company’s shares in connection with the Business Combination, and (c) the excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired will be recorded as goodwill.

The goodwill presented in this pro forma condensed consolidated statements of financial position as of December 31, 2024 is prepared on an ‘as if’ basis, reflecting as if the merger had been completed on that date. The goodwill has been excluded from the calculation of net tangible assets.

(3)	Net tangible assets were calculated in accordance with Rule 5505(a)(1)(B), i.e. total assets less intangible assets and liabilities.

PRO FORMA CONDENSED consolidated statements of financial position

AS OF MARCH 31, 2025

(UNAUDITED)

	(A)	(B)
(US$’000, except share data and per share data, or otherwise noted)	Plutus Financial Group Limited	Choco Up Group Holdings Limited	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets
Non-current assets:
Goodwill	-	-	-	20,810	(2)	20,810
Intangible asset, net	77	-	77	-		77
Property and equipment, net	110	87	197	-		197
Right-of-use assets	232	677	909	-		909
Deferred tax assets	480	-	480	-		480
Refundable deposit	61	-	61	-		61
Total non-current assets	960	764	1,724	20,810		22,534

Current assets:
Financial Assets	-	18,232	18,232	-		18,232
Loans to customers, net of allowance of US$1,233,000 as of March 31, 2025	2,778	-	2,778	-		2,778
Receivables from:	-	-	-	-		-
Customers, net of allowance of US$1,000 as of March 31, 2025	44	-	44	-		44
Customers - related parties, net of allowance of US$1,000 as of March 31, 2025	53	-	53	-		53
Broker-dealers, net of allowance of US$1,000 as of March 31, 2025	52	-	52	-		52
Clearing organization, net of allowance of nil as of March 31, 2025	139	-	139	-		139
Prepaid expenses and other current assets	32	464	496	-		496
Amount due from related parties	17	5,323	5,340	-		5,340
Income tax recoverable	89	154	254	-		243
Cash segregated for regulatory purpose	1,251	-	1,251	-		1,251
Cash and cash equivalents	9,794	11,411	21,205	2,090	(1)	23,295
Total current assets	14,249	35,584	49,833	2,090		51,923
TOTAL ASSETS	15,209	36,348	51,557	22,900		74,457

Liabilities and shareholders’ equity
Current liabilities:
Payables to:
Customers	924	-	924	-		924
Customers - related parties	434	-	434	-		434
Accruals and other current liabilities	481	133	614	156	(3)	770
Accrued commission expense	9	-	9	-		9
Lease liabilities - current	146	317	463	-		463
Loan & Interest Payable - current	-	13,664	13,664	-		13,664
Total current liabilities	1,994	14,114	16,108	156		16,264

NET CURRENT ASSETS	12,255	21,470	33,725	1,934		35,659

Non-current liabilities:
Lease liabilities	92	363	455	-		455
Loan & Interest Payable	-	26,666	26,666	-		26,666
Total non-current liabilities	92	27,029	27,121	-		27,121
TOTAL LIABILITIES	2,086	41,143	43,229	156		43,385

Shareholders’ equity
Share capital	1	50	51	(49)	(2)	2
Other reserve		2,033	2,033	-		2,033
Additional paid-in capital	14,961	-	14,961	-		36,071
	-	-	-	2,090	(1)
	-	-	-	(17,051)	(2)
	-	-	-	36,071	(2)
Accumulated deficit	(1,839)	(6,884)	(8,723)	1,839	(2)	(7,040)
				(156)	(3)
Exchange Reserve	-	6	6	-		6
Total shareholders’ equity	13,123	(4,795)	8,328	22,743		31,071

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,209	36,348	51,557	22,900		74,457

NET ASSETS	13,123	(4,795)	8,328	22,743		31,071

NET TANGIBLE ASSETS	12,814	(5,472)	7,342	1,934	(4)	9,276

(A)	Derived from the Company’s unaudited consolidated balance sheets as of March 31, 2025
(B)	Derived from the unaudited consolidated statements of financial position of Choco Up Group Holdings Limited of March 31, 2025
(1)	To reflect the shareholders’ equity position as of the July 9, 2025 which include the issuance of 1,100,000 Company’s shares at US$1.90 per share in June 2025 which is part of the closing condition of the transaction.
The pro forma combined shareholders’ equity as of March 31, 2025, including this issuance, before any transaction accounting adjustment, is US$10.42 million.
(2)	To reflect recapitalization of Choco Up through (a) the contribution of all share capital in Choco Up to the Company, (b) the issuance of 42,500,000 Company’s shares in connection with the Business Combination, and (c) the excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired will be recorded as goodwill.

The goodwill presented in this pro forma condensed consolidated statements of financial position as of March 31, 2025 is prepared on an ‘as if’ basis, reflecting as if the merger had been completed on that date. The goodwill has been excluded from the calculation of net tangible assets.

(3)	Reflect the transaction costs expected to be incurred by the Company, for legal, merger & acquisition consulting fee, accounting, and advisory fee incurred as part of the Business Combination.
(4)	Net tangible assets were calculated in accordance with Rule 5505(a)(1)(B), i.e. total assets less intangible assets and liabilities.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024

(UNAUDITED)

	(A)	(B)
(US$’000, except share data and per share data, or otherwise noted)	Plutus Financial Group Limited	Choco Up Group Holdings Limited	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenues:
Net Revenue - the Company	1,255	-	1,255			1,255
Net Revenue - Choco Up	-	5,129	5,129			5,129
Total revenues	1,255	5,129	6,384	-		6,384

Expenses:
Compensation and benefits	1,111	2,838	3,949			3,949
Commission expense	327	-	327			327
Advertising and marketing	78	691	769			769
Lease expense	161	30	191			191
Legal and professional fee	267	1,313	1,580			1,580
Provision for (reversal of) allowance for expected credit losses	(181)	70	(111)			(111)
Other general and administrative	422	577	999			999
Costs of borrowing	-	2,169	2,169			2,169
Total expenses	2,185	7,688	9,873	-		9,873

Loss from operations	(930)	(2,559)	(3,489)			(3,489)

Other income:	13	-	13			13
Others	63	(70)	(7)			(7)
Total other income	76	(70)	6	-		6

Loss before income taxes	(854)	(2,629)	(3,483)	-		(3,483)

Income tax expense (benefits)	(144)	42	(102)	-		(102)

Net loss and total comprehensive loss	(710)	(2,671)	(3,381)	-		(3,381)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.06)					(0.06)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	12,000,000		12,000,000	43,600,000	(1), (2)	55,600,000

(A)	Derived from the Company’s audited consolidated statements of comprehensive loss of the Company for the year ended December 31, 2024
(B)	Derived from the audited consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024 of Choco Up Group Holdings Limited
(1)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the business combination occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

The following summarizes the number of Company Ordinary Shares outstanding at the Closing Date:

Actual Ownership
Weighted average shares calculation, basic and diluted in Ordinary Shares
The Company’s outstanding shares	12,000,000
Shares issued for a closing condition for the Business Combination	1,100,000
Shares issued to Choco Up’s shareholders in Business Combination	42,500,000
Weighted average shares for EPS calculation, basic and diluted in ordinary shares	55,600,000
Percentage of shares owned by existing shareholders of Choco Up	76%
Percentage of shares owned by existing holders of the Company	24%

(2)	To reflect the shareholders’ equity position as of the July 9, 2025 which include the issuance of 1,100,000 Company’s shares at US$1.90 per share in June 2025 which is part of the closing condition of the transaction.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2025

(UNAUDITED)

	(A)	(B)
(US$’000, except share data and per share data, or otherwise noted)	Plutus Financial Group Limited	Choco Up Group Holdings Limited	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenues:
Net Revenue - the Company	260	-	260			260
Net Revenue - Choco Up	-	1,962	1,962			1,962
Total revenues	260	1,962	2,222			2,222

Expenses:
Compensation and benefits	547	810	1,357			1,357
Commission expense	58	-	58			58
Advertising and marketing	192	72	264			264
Lease expense	40	18	58			58
Legal and professional fee	118	552	670			670
Provision for (reversal of) allowance for expected credit losses	9	-	9			9
Other general and administrative	241	187	428	156	(2)	584
Costs of borrowing	-	923	923			923
Total expenses	1,205	2,562	3,767	156		3,923

Loss from operations	(945)	(1,253)	(1,545)	(156)		(1,701)

Other income:
Others	44	4	48			48
Total other income	44	4	48			48

Loss before income taxes	(901)	(596)	(1,497)	(156)		(1,653)

Income tax benefits	83	-	83			83

Net loss and total comprehensive loss	(818)	(596)	(1,414)	(156)		(1,570)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.06)					(0.03)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	13,306,667		13,306,667	43,600,000	(1), (3)	56,906,667

(A)	Derived from the Company’s unaudited consolidated statements of comprehensive loss of the Company for the three months ended March 31, 2025
(B)	Derived from the unaudited consolidated statements of profit or loss and other comprehensive income for the three months ended March 31, 2025 of Choco Up Group Holdings Limited
(1)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the business combination occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

The following summarizes the number of Company Ordinary Shares outstanding at the Closing Date:

Actual Ownership
Weighted average shares calculation, basic and diluted in Ordinary Shares
The Company’s outstanding shares	13,306,667
Shares issued for a closing condition for the Business Combination	1,100,000
Shares issued to Choco Up’s shareholders in Business Combination	42,500,000
Weighted average shares for EPS calculation, basic and diluted in ordinary shares	56,906,667
Percentage of shares owned by existing shareholders of Choco Up	75%
Percentage of shares owned by existing holders of the Company	25%

(2)	Reflect the transaction costs expected to be incurred by the Company, for legal, Merger & Acquisition consulting fee, accounting, and advisory incurred as part of the Business Combination.
(3)	To reflect the shareholders’ equity position as of the July 9, 2025 which include the issuance of 1,100,000 Company’s shares at US$1.90 per share in June 2025 which is part of the closing condition of the transaction.

COMPARATIVE HISTORICAL AND UNAUDITED

PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for the Company and Choco Up, respectively, and unaudited pro forma condensed combined per share information after giving effect to the Business Combination and other events contemplated by the Business Combination Agreement presented under ordinary shares outstanding at the Closing Date.

The net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since March 31, 2025.

This information is only a summary and be read in conjunction with the historical financial statements of the Company and related notes that are included elsewhere in this report. The unaudited pro forma combined per share information of the Company and Choco Up is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included elsewhere in this report.

The unaudited pro forma combined loss per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of the Company and Choco Up would have been had the companies been combined during the period presented.

December 31, 2024	Choco Up Group Holdings Limited	Plutus Financial Group Limited	Pro Forma Combined
Net loss attributable to ordinary shareholders (US$’000)	(2,671)	(710)	(3,381)
Shareholder’s equity (US$’000)	(4,219)	7,108	31,854
Book value per Ordinary Share - basic and diluted (US$)	(0.10)	0.59	0.57
Basic and diluted weighted average shares outstanding in Ordinary Share	42,500,000	12,000,000	55,600,000
Basic and diluted net loss per share in Ordinary Share (US$)	(0.06)	(0.06)	(0.06)

(1)	Book value per share = total equity/common shares outstanding in Ordinary Share

March 31, 2025	Choco Up Group Holdings Limited	Plutus Financial Group Limited	Pro Forma Combined
Net loss attributable to ordinary shareholders (US$’000)	(596)	(818)	(1,570)
Shareholder’s equity (US$’000)	(4,795)	13,123	31,122
Book value per Ordinary Share - basic and diluted (US$)	(0.11)	0.99	0.55
Basic and diluted weighted average shares outstanding in Ordinary Share	42,500,000	13,306,667	56,906,667
Basic and diluted net loss per share in Ordinary Share (US$)	(0.01)	(0.06)	(0.03)

(1)	Book value per share = total equity/common shares outstanding in Ordinary Share